FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 11 DATED JULY 6, 2006
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus and Prospectus Supplement No. 10 thereto, dated June 20, 2006. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT, to disclose the acquisition of four multifamily apartment properties located in Southeast Michigan and to disclose the election of two new members of the REIT’s Board of Directors.

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of June 28, 2006, we had received aggregate gross offering proceeds of approximately $12.1 million from the sale of approximately 1.2 million shares in our initial public offering. Additionally, Lightstone SLP, LLC has contributed approximately $1.2 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $1.0 million in selling commissions and dealer manager fees, and $200,000 in other organization and offering expenses, as of June 28, 2006, we had raised aggregate net offering proceeds of approximately $12.1 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, weekly closings have occurred and will occur until termination of the offering.

Property Acquisition

The following table provides information as of June 22, 2006 regarding four properties that we purchased from an unaffiliated third party (the Properties").

Trade Name of Property	Location of Property	Number of Apartment Units	Monthly Rents at Closing[1]	Purchase Price[2]	Permanent Mortgage	Mortgage Interest Rate	Property Management Agent[3]	Annual Property Management Fee[4]
Carriage Hill Apartments	Dearborn Heights, Michigan	168	$120,182	$7,852,723	$7,050,000	5.96%	Beacon Property Management	4.0%
Carriage Park Apartments	Dearborn Heights, Michigan	256	$179,392	$12,110,529	$10,950,000	5.96%	Beacon Property Management	4.0%
Macomb Apartments	Roseville, Michigan	217	$140,862	$9,003,472	$8,175,000	5.96%	Beacon Property Management	4.0%
Scotsdale Apartments	Westland, Michigan	376	$244,847	$15,868,596	$14,550,000	5.96%	Beacon Property Management	4.0%

1 Exclusive of additional amounts recoverable from tenants for utilities and rent concessions that may be offered to tenants.

2 Includes acquisition and loan closing costs, a 2.75% acquisition fee paid to our Advisor, and funds escrowed for renovation and other reserves.

3 Each of the acquired properties will be operated under a management agreement with Beacon Property Management, LLC (the “Property Manager”), an affiliate of our Advisor.

4 The Property Manager has agreed to fees of 4.0%, representing a 50 basis point reduction from fees previously negotiated with Lightstone Value Plus REIT Management LLC, an affiliate of our Advisor and the property manager of the REIT.

On April 26, 2006, The Lightstone Group, LLC, our sponsor (the “Sponsor”), entered into a Purchase and Sale Agreement (the “Agreement”) with Home Properties, L.P. and Home Properties WMF I, LLC, affiliates of Home Properties, Inc., a New York Stock Exchange listed real estate investment trust (collectively, “Sellers”), each an unaffiliated third party, to purchase 19 multifamily apartment communities. On June 30, 2006, the Sponsor assigned the purchaser’s interest in the Agreement with respect to each of the four apartment communities described below (collectively, the “Properties”) to each of four single purpose, wholly owned subsidiaries (collectively, “Owners”) of LVP Michigan Multifamily Portfolio LLC (“LVP MMP”). Lightstone Value Plus REIT LP (the “Partnership”), our operating partnership, holds a 99% membership interest in LVP MMP, while the REIT holds a 1% membership interest in LVP MMP. The Properties are located in Southeast Michigan and were valued by an independent third-party appraiser retained by Citigroup Global Markets Realty Corp. (“Citigroup”) at an aggregate value equal to $54.3 million.

The Owners acquired the Properties pursuant to the Agreement on June 30, 2006. The total acquisition price, excluding acquisition-related transaction costs, was approximately $42.2 million. A portion of this amount was allocated to each of the four Properties, as described below. In connection with the transaction, Lightstone Value Plus REIT LLC, our advisor (the “Advisor”), received an acquisition fee equal to 2.75% of the purchase price, or approximately $1.1 million. Other closing and financing related costs totaled approximately $400,000, and net pro ration adjustments for assumed liabilities, prepaid rents, real estate taxes and interest totaled $500,000.

Approximately $40.7 million of the total acquisition cost was funded by a mortgage loan from Citigroup, and approximately $4.6 million was funded with offering proceeds from the sale of our common stock. Loan proceeds from Citigroup were also used to fund approximately $1.1 million of escrows for capital improvements, real estate taxes, and insurance. Each Owner currently holds a fee simple interest in one of the Properties, subject to the encumbrances described below.

In connection with the acquisition, the Owners secured a mortgage loan from Citigroup in the principal amount of $40.7 million. The loan has a 30 year amortization period, matures in 10 years, bears interest at a fixed rate of 5.96% per annum and requires monthly installments of interest only through the first 60 months, and monthly installments of principal and interest throughout the remainder of its stated term. The loan will mature on July 11, 2016, at which time a balance of approximately $37.9 million will be due, assuming no prior principal prepayment. The loan will be secured by all of the Properties and will be non-recourse to the REIT, the Partnership and LVP MMP. The loan is allocated among the Owners as set forth below.

To the extent that a subsidiary of the Partnership acquires properties for cash, the initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the Partnership. The Partnership plans to depreciate each such depreciable property for federal income tax purposes on a straight-line basis using an estimated useful life of 27.5 years.

Description of the Properties

Carriage Hill Apartments

Approximately $7.3 million of the total purchase price, and $7.0 million of the total loan amount, was allocated to the acquisition by Carriage Hill MI LLC of Carriage Hill Apartments, which has an appraised value of $9.4 million. Carriage Hill Apartments is an existing multifamily apartment complex consisting of 168 units located in suburban Dearborn Heights, Michigan. The community consists of seven two-story brick buildings on a 10 acre landscaped setting and includes the following interior amenities: central air conditioning, fully equipped kitchens, separate dining areas, private patios/balconies, cable access, laundry facilities in each building, and basements for extra storage. The development also includes the following additional amenities: newly renovated club house, swimming pool, business center, laundry facilities, intercom access entry, and carports. There are 69 one-bedroom units and 99 two-bedroom units. The apartment units have an average size of 783 square feet. The community was constructed in 1965. No major renovations are planned.

All of the leased space is residential with leases ranging from an initial term of six months to one year. The average historical occupancy rate for the last three years is as follows:

2005	94.9%
2004	96.2%
2003	93.8%

As of June 22, 2006, the occupancy rate was 91.7%.

Average effective net annual rental revenue per unit at the Property is as follows:

Trailing 12 Months Ended May 31, 2006	$8,833
Year Ended December 31, 2005	$8,867
Year Ended December 31, 2004	$8,851

The property is located near the Tournament Player Club of Dearborn Golf Course and minutes from Henry Ford’s Greenfield Village. The community is close to a premium retail center and provides convenient access to the Detroit Metropolitan Airport. Despite the potential for an increasing loss of employment in the greater Detroit region as a result of weakness in the auto industry, increasing mortgage interest rates and price appreciation of local real estate are expected to make the Property well positioned for long-term occupancy.

Realty taxes paid on Carriage Hill Apartments for the fiscal year ended December 31, 2005 were $152,934. Carriage Hill Apartments was subject to a tax rate of 5.9%.

General competitive conditions affecting Carriage Hill Apartments include those identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Carriage Hill Apartments. We believe that Carriage Hill Apartments is adequately insured.

Carriage Park Apartments

Approximately $11.3 million of the total purchase price, and $11.0 million of the total loan amount, was allocated to the acquisition by Carriage Park MI LLC of Carriage Park Apartments, which has an appraised value of $14.6 million. Carriage Park Apartments is an existing multifamily apartment complex consisting of 256 units located in suburban Dearborn Heights, Michigan. The community consists of 10 two-story buildings on nearly 13 landscaped acres, and includes the following interior amenities: central air conditioning, fully equipped kitchens, separate dining areas, private patios/balconies, cable access, laundry facilities in each building, and basements for extra storage. The development also includes the following additional amenities: newly renovated club house, swimming pool, business center, laundry facilities, intercom access entry, and carports. There are 129 one-bedroom units and 127 two-bedroom units. The apartment units have an average size of 778 square feet. The community was constructed in 1966. No major renovations are planned.

All of the leased space is residential with leases ranging from an initial term of six months to one year. The average historical occupancy rate for the last three years is as follows:

2005	94.0%
2004	94.7%
2003	94.2%

As of June 22, 2006, the occupancy rate was 93.4%.

Average effective net annual rental revenue per unit at the Property is as follows:

Trailing 12 Months Ended May 31, 2006	$7,942
Year Ended December 31, 2005	$8,064
Year Ended December 31, 2004	$8,269

The property is located near the Tournament Player Club of Dearborn Golf Course and minutes from Henry Ford’s Greenfield Village. The community is close to a premium retail center and provides convenient access to the Detroit Metropolitan Airport. Despite the potential for an increasing loss of employment in the greater Detroit region as a result of weakness in the auto industry, increasing mortgage interest rates and price appreciation of local real estate are expected to make the Property well positioned for long-term occupancy.

Realty taxes paid on Carriage Park Apartments for the fiscal year ended December 31, 2005 were $230,829. Carriage Park Apartments was subject to a tax rate of 5.9%.

General competitive conditions affecting Carriage Park Apartments include those identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Carriage Park Apartments. We believe that Carriage Park Apartments is adequately insured.

Macomb Apartments

Approximately $8.5 million of the total purchase price, and $8.2 million of the total loan amount, was allocated to the acquisition by Macomb Manor MI LLC of Macomb Apartments, which has an appraised value of $10.9 million. Macomb Apartments is an existing multifamily apartment complex consisting of 217 units located in suburban Roseville, Michigan. The community consists of 10 two-story buildings on a 13 acre landscaped setting and includes the following interior amenities: central air conditioning, fully equipped kitchens, separate dining areas, private patios/balconies, cable access, laundry facilities in each building, and basements for extra storage. The development also includes the following additional amenities: newly renovated club house, swimming pool, playground, 24-hour fitness center, business center, and laundry facilities. There are 72 one-bedroom units and 145 two-bedroom units. The apartment units have an average size of 829 square feet. The community was constructed in 1968. No major renovations are planned.

All of the leased space is residential with leases ranging from an initial term of six months to one year. The average historical occupancy rate for the last three years is as follows:

2005	93.3%
2004	93.9%
2003	94.5%

As of June 22, 2006, the occupancy rate was 91.2%.

Average effective net annual rental revenue per unit at the Property is as follows:

Trailing 12 Months Ended May 31, 2006	$7,834
Year Ended December 31, 2005	$7,679
Year Ended December 31, 2004	$7,735

The community is close to numerous national retailers, restaurants and shopping destinations with convenient access to I-94 and two other major thoroughfares. Despite the potential for an increasing loss of employment in the greater Detroit region as a result of weakness in the auto industry, increasing mortgage interest rates and price appreciation of local real estate are expected to make the Property well positioned for long-term occupancy.

Realty taxes paid on Macomb Apartments for the fiscal year ended December 31, 2005 were $209,189. Macomb Apartments was subject to a tax rate of 5.5%.

General competitive conditions affecting Macomb Apartments include those identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Macomb Apartments. We believe that Macomb Apartments is adequately insured.

Scotsdale Apartments

Approximately $15.1 million of the total purchase price, and $14.5 million of the total loan amount, was allocated to the acquisition by Scotsdale MI LLC of Scotsdale Apartments, which has an appraised value of $19.4 million. Scotsdale Apartments is an existing multifamily apartment complex consisting of 376 units located in suburban Westland, Michigan. The community consists of 32 two-story buildings on a 26 acre landscaped setting and includes the following interior amenities: central air conditioning, fully equipped kitchens, separate dining areas, private balconies in select units, cable access, laundry facilities in each building, basements for extra storage, and carports. The development also includes the following additional amenities: recently renovated club house, swimming pool, tennis and basketball courts, playground with picnic areas, fitness center, business center, and laundry facilities. There are 186 one-bedroom units and 190 two-bedroom units. The apartment units have an average size of 761 square feet. The community was constructed in 1972. No major renovations are planned.

All of the leased space is residential with leases ranging from an initial term of six months to one year. The average historical occupancy rate for the last three years is as follows:

2005	92.7%
2004	93.4%
2003	92.1%

As of June 22, 2006, the occupancy rate was 95.2%.

Average effective net annual rental revenue per unit at the Property is as follows:

Trailing 12 Months Ended May 31, 2006	$7,169
Year Ended December 31, 2005	$7,273
Year Ended December 31, 2004	$7,483

The property is located adjacent to the I-275 office sub-market, a highly regarded employment center expected to continually draw prospective residents, and is a short drive from downtown Detroit and the Detroit Metropolitan Airport. Despite the potential for an increasing loss of employment in the greater Detroit region as a result of weakness in the auto industry, increasing mortgage interest rates and price appreciation of local real estate are expected to make the Property well positioned for long-term occupancy.

Realty taxes paid on Scotsdale Apartments for the fiscal year ended December 31, 2005 were $300,435. Scotsdale Apartments was subject to a tax rate of 5.65%.

General competitive conditions affecting Scotsdale Apartments include those identified in the section of our Prospectus captioned “Competition.”

Beacon Property Management LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, will act as the property manager of Scotsdale Apartments. We believe that Scotsdale Apartments is adequately insured.

Board of Directors

Effective as of July 1, 2006, the REIT’s Board of Directors elected George R. Whittemore and Shawn R. Tominus to serve on the REIT’s Board of Directors and its Audit Committee. Mssrs. Whittemore and Tominus will replace Joel M. Pashcow and John E. D’Elisa, who resigned as members of the REIT’s Board of Directors effective as of the same date.

To reflect this change in the composition of the Board of Directors, all references in the Prospectus to Mr. Pashcow and Mr. D’Elisa are replaced by Mr. Whittemore and Mr. Tominus, and the section of the Prospectus captioned “Management - Our Directors and Executive Officers” is revised by replacing the paragraphs relating to Mr. Pashcow and Mr. D’Elisa with the following information:

GEORGE R. WHITTEMORE is one of our independent directors. Mr. Whittemore currently serves as Audit Committee Chairman of Prime Group Realty Trust, a publicly traded REIT located in Chicago, and as a Director of both Southern Village Bank & Trust in Richmond, Virginia and Supertel Hospitality, Inc. in Norfolk, Nebraska. Mr. Whittemore has previously served as President and Chief Executive Officer of Supertel Hospitality Trust, Inc. and as Senior Vice President and Director of both Anderson & Strudwick, Incorporated, a brokerage firm based in Richmond, Virginia, and Anderson & Strudwick Investment Corporation. Mr. Whittemore also served as a Director, President and Managing Officer of Pioneer Federal Savings Bank and its parent company, Pioneer Financial Corporation, until both were acquired by Signet Banking Corporation, now known as Wachovia Corporation, and as President of Mills Value Adviser, Inc., a registered investment advisor. Mr. Whittemore is a graduate of the University of Richmond.

SHAWN R. TOMINUS is one of our independent directors. Mr. Tominus is the founder and President of Metro Management, a real estate investment and management company, which specializes in the acquisition, financing, construction and redevelopment of residential, commercial and industrial properties. He also serves as a member of the audit committee of Prime Group Realty Trust, a publicly traded REIT located in Chicago. Mr. Tominus has over 25 years experience in real estate and serves as a national consultant focusing primarily on market and feasibility analysis. Prior to his time at Metro Management, Mr. Tominus held the position of Senior Vice President at Kamson Corporation, where he managed a portfolio of over 5,000 residential units as well as commercial and industrial properties.

Further, the rows of the tables located in the section of our Prospectus captioned “Management - Our Directors and Executive Officers” relating to Mr. Pashcow and Mr. D’Elisa are replaced in their entirety with the following information:

NAME	AGE	POSITION AND OFFICE
George R. Whittemore	56	Director
Shawn R. Tominus	46	Director